

April 28, 2014

Robert Walter Frei
Chief Executive Officer
Gala Global Inc.
2780 South Jones Blvd. #3725
Las Vegas, NV 89146

> **Re:** **Gala Global Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2013**
> **Filed April 18, 2014**
> **File No. 333-172744**

Dear Mr. Frei:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2013

Item 9A. Controls and Procedures, page 11

1. We note that you did not provide management's annual report on internal controls over financial reporting as of November 30, 2013. Please amend the Form 10-K to provide this report to comply with Item 308(a) of Regulation S-K. Given the omission of this disclosure, it also appears evident that your disclosure controls and procedures were not effective. Please include in the amended Form 10-K a revised conclusion regarding the effectiveness of disclosure controls and procedures as of November 30, 2013 or tell us in a separate response why the existing conclusion is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining